EXECUTION VERSION

ASSET PURCHASE AGREEMENT

This Agreement is entered into as of the 14th day of November, 2024

BETWEEN:

BEN HAWKINS

(the "Seller")

- and -

SOL STRATEGIES INC.

(the "Buyer")

W I T N E S S E T H

WHEREAS, the Seller owns and carries on the business of operating and managing nodes that validate transactions on certain blockchain networks ("Validators" and each, a "Validator"), including on the Solana, SUI, Monad and Arch blockchain networks and offering staking services on such networks (the "Business");

WHEREAS, the Seller wishes to sell and assign to the Buyer, and the Buyer wishes to purchase and assume from the Seller title to and all rights and obligations of the Seller in the Purchased Assets, subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

PURCHASE AND SALE OF ASSETS

1.1 Assets to be Transferred. Subject to the terms and conditions of this Agreement, the Seller agrees to sell to the Buyer, and the Buyer agrees to purchase, free and clear of all Encumbrances, all of the assets owned by the Seller in the Business (but excluding the Excluded Assets) (collectively the "Purchased Assets") including the following:

(a) Blockchain Validator Accounts and Public Keys. A 78% ownership interest in the Validator on the Solana blockchain and a 100% ownership interest in the Validators on the SUI blockchain, Monad blockchain and Arch blockchain, including main networks and test networks, and all accounts, information, data, infrastructure and other components required for or associated with the access, management, operation and other use or exploitation of such Validator in the Business (each of which is a "Solana Validator", "SUI Validator", "Monad Validator" and "Arch

Validator” respectively, and together the “Blockchain Validators”), which include but is not limited to:

(i) the cryptographic keys that are publicly available and accessible for the purpose of identifying the Blockchain Validators on the applicable blockchain networks (“Public Keys”), specifically:

(A) for the Solana Validator, the authorized withdrawer account with the Public Key (which is to be transferred to the Buyer by updating the Public Key                                                                  and pairing it with a key or account owned by the Buyer), the identity account with the Public Key                                                                  and the vote account with the Public Key                                                                 ;

(B) for the SUI Validator, the validator account with the Public Key                                                                  and the operation account with the Public Key

(C) for the Monad Validator, the Public Key(s) for the Monad test network; and

(D) for the Arch Validator, the Public Key(s) for the Arch test network.

(ii) the confidential cryptographic keys that are paired with the Public Keys and provide exclusive access rights to the Blockchain Validators’ accounts set out in the section 1.1(a)(i) and authorize the holder to perform activities by the Blockchain Validators (the “Private Keys”). Notwithstanding the foregoing, Private Keys for the authorized withdrawer account for the Solana Validator (listed in Section 1.1(a)(i)(A)) will not be transferred to the Buyer but instead, these Private Keys will be updated to pair with new Private Keys owned by the Buyer;

(iii) all rights and authorities relating to the cloud servers or similar services provided by third parties including                                                                  that support the Blockchain Validators and operations of the Business, including all access credentials and account information, and all agreements between such third parties and the Seller (the “Server Agreements”); and

(iv) all rights and authorities, including those for administration and operation, associated with the discord and telegram channel(s) and other communication and collaboration tools for the launching of the Monad Validator and Arch Validator on the main networks of the Monad blockchain and Arch blockchain.

(b) Intellectual Property. All Seller Intellectual Property, including, without limitation, the Intellectual Property listed in Exhibit A attached hereto, together with any and all software, scripts, configurations, applications and tools owned, or developed in connection with the Business; and

(c) Other Property. All instruction manuals, service bulletins, operational procedures, security protocols and other similar documentation, lists of customers and suppliers (together with sales and purchase histories), price lists, material specifications, prototypes, equipment or inventory used for research and development in connection with the Business, and other documents or information generated or used in the Seller's operation of the Business, together with the goodwill of the Business.

1.2 Excluded Assets. Notwithstanding anything to the contrary contained in Section 1.1 or elsewhere in this Agreement, the following assets of Seller are not part of the sale and purchase contemplated hereunder, are excluded from the Purchased Assets and shall remain the property of Seller after the Closing (collectively, the "Excluded Assets"):

(a) a 22% ownership interest in the Solana Validator;

(b) credit agreements, bank agreements, promissory notes, guarantees, letters of credit, letters of guarantee, negotiable instruments, any lease of any property that would be required to be classified and accounted for as a capital lease in accordance with generally accepted accounting principles and any mortgages and other security agreements that create an Encumbrance;

(c) all claims for refund of taxes and other governmental charges relating to the Business for any periods arising prior to the Closing Date;

(d) all claims, actions, deposits, prepayments, refunds, causes of action, rights of recovery, rights of set off, and rights of recoupment of any kind or nature (including any such item relating to taxes) relating to the Excluded Assets arising prior to the Closing Date;

(e) all rights of Seller under this Agreement and any Transfer Document;

(f) all contracts with any independent contractors or employees of Seller prior to the Closing Date;

(g) the cgntSOL liquid staking token;

(h) Cogent Cogs, being the Non-Fungible Tokens of the Business ("Cogent Cogs"), including any relationships or arrangements with holders of Cogent Cogs;

(i) all claims of Seller against third parties relating to the Business or the Purchased Assets, whether choate or inchoate, known or unknown, contingent or non- contingent for any period prior to the Closing Date; and

(j) all computer hardware owned by Seller and used in the Business.

1.3 Co-Ownership Rights and Restrictions. The Seller and the Buyer acknowledge that:

(a) after the closing of the transaction contemplated by this Agreement, the Solana Validator will be co-owned by the Seller (22%) and the Buyer (78%), subject to the remainder of this section; the Buyer shall have the exclusive right to access, manage, operate, control and otherwise use and exploit the Solana Validator and all components thereof. Without limiting the foregoing, the Seller shall not license or permit any third party to access, manage, operate or otherwise use or exploit the Solana Validator. Without limiting the foregoing, the Buyer shall have the right to exclusive control and management over all aspects of the operation of the Solana Validator, including the generation, management, and safeguarding of the Solana Validator's Private Keys and operational decision making authorities;

(b) the Seller shall be entitled to 22% (the "Seller's Excluded Rewards") and the Buyer shall be entitled to 78% of all profits generated by the Solana Validator. For purposes of this section, "profits" shall be calculated as follows: inflation commission plus MEV commission plus block rewards minus voting fee. For greater certainty, the ownership interest of the Seller is limited to the economic interest as set forth in this section 1.3(b);

(c) except as expressly provided above, the Buyer shall have no obligation to account to the Seller for any activity of the Buyer in respect of the Solana Validator;

(d) both the Seller and the Buyer may assign their respective interest in the Solana Validator to a third party upon written notice to, but without the need for the consent of, the other party; and

(e) neither the Seller nor the Buyer shall be entitled to transfer the whole of, or anything more than its respective interest in, the Solana Validator to any third party.

ARTICLE 2

EXCLUDED LIABILITIES

2.1 Excluded Liabilities. The Buyer will not and does not assume, agree to perform or discharge, or indemnify the Seller against, or otherwise have any responsibility for, any liabilities and obligations, whether known, unknown, direct, indirect, absolute, contingent or otherwise, of the Seller whether arising prior to, on or after the date hereof, including: (a) all liabilities or obligations with respect to the Business, the Purchased Assets or the Excluded Assets (including any present or future liabilities related to Cogent Cogs), (b) any direct or indirect indebtedness, liabilities, product warranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, fixed or contingent, known or unknown, (c) any tax liabilities, and (d) all liabilities and obligations of the Seller in respect of any present or former employees or independent contractors, including in respect of their employment or service or the termination thereof (collectively, the "Excluded Liabilities"). The Seller will perform and discharge the Excluded Liabilities when due. As used in this Agreement, the term "liability" shall be broadly interpreted.

ARTICLE 3

PURCHASE PRICE - PAYMENT

3.1 Purchase Price. The aggregate purchase price for the Purchased Assets shall be (collectively, the "Purchase Price"):

(a) US$1,000,000 to be delivered at Closing (the "Cash Consideration");

(b) 1,162,000 common shares in the capital of the Buyer ("Common Shares") at a price of C$1.20 per share (the "Closing Share Consideration") to be delivered at Closing; and

(c) 18,592,000 Common Shares at a price of C$1.20 per share (the "Remaining Share Consideration" and together with the Closing Share Consideration, the "Share Consideration") to be distributed over three years from the Closing Date in accordance with Section 3.2(c).

3.2 Payment of Purchase Price.

(a) The Buyer shall pay the Cash Consideration to the Seller on Closing by way of wire transfer of immediately available funds or such other method as may be agreed upon by the Buyer and Seller. The Buyer may pay the Cash Consideration in SOL, with the value of such SOL determined by mutual agreement between the Buyer and Seller.

(b) The Buyer shall pay the Closing Share Consideration to the Seller at Closing by issuing 1,162,000 Common Shares, registered in accordance with the registration instructions provided by the Seller to the Buyer;

(c) Subject to Section 3.5, the Buyer shall pay the Remaining Share Consideration to the Seller by issuing the following number of Common Shares on the following dates, in each case in accordance with registration instructions provided by the Seller to the Buyer:

(i) 3,098,667 Common Shares on the date that is six months from the Closing Date;

(ii) 3,098,667 Common Shares on the date that is 12 months from the Closing Date;

(iii) 3,098,667 Common Shares on the date that is 18 months from the Closing Date;

(iv) 3,098,667 Common Shares on the date that is 24 months from the Closing Date;

(v) 3,098,666 Common Shares on the date that is 30 months from the Closing Date; and

 3,098,666 Common Shares on the date that is 36 months from the Closing Date.

3.3 Hold Period. The Common Shares to be issued to the Buyer pursuant to Sections 3.1(b) and 3.1(c) will be subject to all applicable the securities laws of each of the provinces and territories of Canada and the policies and regulations of the Canadian Securities Exchange ("CSE"), as they may be promulgated or amended from time to time (collectively, the "Applicable Securities Laws") and issued pursuant to available prospectus exemptions under Applicable Securities Laws.

3.4 Trading Restrictions. The Common Shares issuable pursuant to the Share Consideration will, unless as otherwise permitted hereunder, be subject to voluntary resale restrictions whereby the Seller shall not sell more than 15% of the five day VWAP in any single trading day. "VWAP" means the volume weighted average trading price of the Common Shares on the CSE, calculated by dividing the total value by the total volume of Common Shares traded on the CSE for the relevant period.

3.5 Purchase Price Adjustments.

(a) As of 5:00 p.m. (Toronto time) on the business day prior to the Closing Date (the "Initial Stake") and on each business day prior to the payment dates contemplated by Section 3.2(c) (each, a "Subsequent Stake"), the Buyer shall calculate the total delegated stake on the Solana Validator. If any Subsequent Stake amount is 5% or more less than the Initial Stake, the Remaining Share Consideration to be paid on the applicable payment date shall be reduced by an equal percentage difference.

(b) Notwithstanding the foregoing, the Buyer shall ensure that the Solana Validator's returns remain within the top 35th percentile, as calculated in accordance with the method outlined in Exhibit C. If at any time, the Solana Validator's returns fall below this percentile, the Seller will inform the Buyer in writing. If the Solana Validator does not return to being within the top 30th percentile, as calculated above, within thirty (30) days of receiving the Seller's written notice, the Buyer shall forego any future purchase price adjustment under this Section 3.5.

(c) Any adjustments to the Purchase Price shall be treated as an adjustment to the Purchase Price by the parties for tax purposes, unless otherwise required by applicable law.

3.6 Seller's Additional Obligations. After the Closing, the Seller shall from time to time at the request of the Buyer, and without further cost or expense to the Buyer, execute and deliver such other instruments of conveyance and take such other action as the Buyer may reasonably request in order to consummate the transactions contemplated hereby and to vest in the Buyer good and marketable title to the Purchased Assets being transferred hereunder.

3.7 Allocation of the Purchase Price. The Buyer and Seller shall agree in writing to the allocation of the Purchase Price among the Purchased Assets prior to Closing.

3.8 Transfer Taxes. Each party to this Agreement acknowledges that the Purchase Price includes any goods and services, harmonized sales, sales, retail sales, use, consumption, customs, excise, stamp, transfer, VAT or similar taxes, duties or charges ("Transfer Taxes"). All Transfer Taxes imposed or levied by reason of, in connection with or attributable to this Agreement and the transactions contemplated hereby shall be borne by the Seller. The parties shall cooperate with each other to the extent reasonably requested and legally permitted to minimize any such Transfer Taxes. The party required by law to file a tax return with respect to such Transfer Taxes shall do so within the time period prescribed by law.

3.9 Withholding Tax. The Buyer shall be entitled to deduct or withhold from any consideration or amount otherwise payable or deliverable to the Seller under this Agreement, such amounts as the Buyer may reasonably determine is required to be deducted and withheld with respect to such payment under any provision of laws in respect of taxes. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Seller, in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate government authority. To the extent that the amount so required to be deducted or withheld from any payment to the Seller exceeds the cash component, if any, of the consideration otherwise payable to such person, the Buyer is hereby authorized to sell or otherwise dispose of such portion of the Share Consideration issuable to the Seller as is necessary to provide sufficient funds to the Buyer to enable it to comply with such deduction or withholding requirement, and the Buyer shall notify the Seller thereof and remit the applicable portion of the net proceeds of such sale (after deduction of all fees, commissions or costs in respect of such sale) to the appropriate government authority and shall remit to such holder any unapplied balance of the net proceeds of such sale. Any sale will be made at prevailing market prices and the Buyer shall not be under any obligation to obtain or indemnify any Seller in respect of a particular price for the Share Consideration so sold.

ARTICLE 4

CLOSING

4.1 Place and Time of Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place virtually by exchange of confirmatory emails of the parties, on or before the second day after all of the conditions to closing set forth in this Article 4 are either satisfied or waived, or at such other time, date or place as the parties may mutually agree in writing (the "Closing Date"). At the Closing, the Seller will deliver to the Buyer good and marketable title to the Purchased Assets free and clear of any and all Encumbrances. The Seller will duly execute and deliver to the Buyer at the Closing such bills of sale, assignments, endorsements and other good and sufficient instruments of conveyance and transfer reasonably satisfactory to the Buyer (collectively, the "Transfer Documents") as shall be effective to vest in the Buyer all right, title and interest in and to the Purchased Assets.

4.2 Conditions to the Buyer's Obligation to Close. The obligation of the Buyer to close the transactions contemplated by this Agreement is subject to the fulfillment (either by satisfaction or by written waiver by the Buyer), on or before the Closing Date, of the following conditions:

(a) Performance of Agreements and Covenants. Each and all of the agreements and covenants of the Seller to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby shall have been duly performed and complied with by it in all material respects, and this Agreement shall have been duly executed and delivered.

(b) Seller's Consents and Approvals. The Seller shall have obtained all approvals necessary to be obtained in order to consummate the transactions contemplated hereby.

(c) Buyer's Consents and Approvals. The Buyer shall have obtained all approvals necessary to be obtained in order to consummate the transactions contemplated hereby, including approval (or conditional approval) of the CSE for listing and posting for trading the Share Consideration.

(d) Seller's Certificate. The Seller shall have delivered to the Buyer a certificate of the Seller certifying the continued accuracy of the representations and warranties, and performance of covenants of the Seller in this Agreement.

(e) Transfer Documents. The Seller shall have executed and delivered the Transfer Documents.

(f) Intellectual Property Assignment. The Seller shall have executed and delivered an Intellectual Property assignment in favour of the Buyer, duly executed by the Seller.

(g) Server Agreement Assignment. The Seller shall have executed and delivered an assignment agreement pursuant to which the Server Agreements and all rights thereunder are transferred to the Buyer as of the Closing Date.

(h) Independent Contractor Agreement(s).

(i) The Seller shall have terminated all independent contractor agreements relating to the Business with the individuals set forth in Exhibit B, which constitute all independent contractors of the Business, on or prior to the Closing Date and shall have provided evidence of such termination to the Buyer.

(ii) The Buyer shall have received an independent contractor agreement for                 , in a form satisfactory to the Buyer and duly executed by the Buyer (or an affiliate) and                .

(i) Release of Encumbrances. All Encumbrances of the Purchased Assets shall have been released and all registrations as filings related thereto discharged (or undertakings to discharge satisfactory to Buyer shall have been given).

(j) Other. The Buyer shall have received such other customary instruments of transfer, assumptions, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement.

4.3 Conditions to the Seller's Obligation to Close. The obligation of the Seller to close the transactions contemplated by this Agreement is subject to the fulfillment (either by satisfaction or by written waiver by the Seller), on or before the Closing Date, of the following conditions:

(a) Performance of Agreements and Covenants. Each and all of the agreements and covenants of the Buyer to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Closing shall have been duly negotiated, performed and complied with by it in all material respects, and this Agreement shall have been duly executed and delivered.

(b) Officer's Certificate. The Buyer shall have delivered to the Seller a certificate of an officer of the Buyer certifying the continued accuracy of the representations and warranties, and performance of covenants of the Buyer in this Agreement.

(c) Delivery of Purchase Price. The Buyer shall have delivered to the Seller the Cash Consideration and the Closing Share Consideration as set out in Section 3.2.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Buyer as follows:

5.1 Authority and Enforceability. The Seller is an individual ordinarily resident                                                     and has the requisite capacity, power and authority (a) to own the Purchased Assets, (b) to execute and deliver this Agreement, (c) to sell, assign, transfer, convey and deliver the Purchased Assets to the Buyer as herein contemplated, and (d) to otherwise observe, perform, satisfy and carry out its obligations hereunder.

5.2 Binding Effect. This Agreement has been duly and validly executed and delivered by the Seller and constitutes a valid and legally binding agreement of the Seller enforceable against the Seller in accordance with the terms hereof, subject to the qualification that enforceability may be limited by bankruptcy, insolvency or other laws affecting the enforceability of creditors' rights generally and that equitable remedies, including the remedies of specific enforcement and injunction, may only be granted in the discretion of a court of competent jurisdiction from which such remedies are sought.

5.3 Title. The Seller is the absolute and unconditional owner of, and has good, valid and marketable title to, all of the Purchased Assets free and clear of all mortgages, liens, charges, security interests, pledges, adverse claims, conditional sale or other title retention agreements, restrictions, demands, equities, encumbrances and rights (each, an "Encumbrance") of any person, firm, entity, corporation or governmental authority (a "Person") of every nature, kind and description whatsoever including without limitation, rights of any Person (other than the Buyer hereunder) to acquire any ownership interest in or right to possess or use any of the Purchased Assets, and the Seller has the exclusive right and full power and authority to sell, assign, transfer, convey and deliver good and marketable title to such assets to the Buyer as herein contemplated. On Closing, Buyer shall receive good and marketable title to the Purchased Assets free and clear of all Encumbrances.

5.4 Sufficiency of Purchased Assets. Except for the Excluded Assets, the Purchased Assets constitute all of the assets, tangible and intangible, of any nature whatsoever, which are currently owned and used by Seller to operate the Business in the ordinary course.

5.5 Litigation. There are no claims, suits, actions or any other proceedings of any nature, kind or description whatsoever (including arbitration proceedings), or investigations (whether or not purportedly on behalf of the Seller) pending or, to the knowledge of the Seller, threatened, at law or in equity, or before or by any federal, provincial, municipal or other governmental department, commission, bureau, agency or instrumentality, domestic or foreign, which involves the possibility of affecting the Purchased Assets including, without limitation, which would restrain or otherwise prevent, in any manner, the Seller from effectually and legally transferring good and marketable title to the Purchased Assets to the Buyer hereunder, or which would cause any Encumbrance to attach to such property or assets or to divest title to such property or assets from the Seller hereunder, and the Seller is not aware of any existing ground on which any such claim, suit, action, proceeding or investigation might be commenced with any reasonable likelihood of success; however, Seller is aware and has disclosed to Buyer that the US Securities and Exchange Commission has sent Wells Notices to certain companies taking the position that the Solana token (SOL) is a security. There are no outstanding and unsatisfied judgments, decrees or other judicial order binding upon or enforceable against the Seller which may affect the Purchased Assets or the performance of this Agreement.

5.6 Consents. No governmental, regulatory or third party authorizations, consents, approvals or notices are required to be obtained or given or waiting period is required to expire in order that the purchase and sale of the Purchased Assets may be consummated by the Seller.

5.7 Absence of Conflicting Agreements. To the knowledge of the Seller, neither the execution and delivery of this Agreement or any other agreements, documents and instruments to be executed by the Seller in connection with this Agreement or the completion of the transactions contemplated herein nor the consummation of the transaction contemplated hereby will:

(a) conflict with or violate any provision of any law, ordinance or regulation or any decree, judgment or order of any court or administrative or other governmental body which is either applicable to, binding upon or enforceable against the Seller or the Purchased Assets;

(b) result in any material breach of or default under any contract, agreement, indenture, trust or other instrument which is either binding upon or enforceable against the Seller or the Purchased Assets;

(c) violate any legally protected right of any Person or give to any Person a right or claim against the Buyer or the Purchased Assets; or

(d) result in the creation of or imposition of any Encumbrance upon all or any part of the Purchased Assets.

5.8 Employees and Contractors. Except as set forth in Exhibit B, which independent contractors are to be terminated by the Seller prior to the Closing Date, there are no:

(a) individuals currently employed whether on a full-time or part-time basis, active or inactive, in connection with the Business; or

(b) individuals or entities who are otherwise engaged to provide consulting, development, sales, agency, representation or other services for the Business.

5.9 Intellectual Property Rights.

(a) "Intellectual Property" means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (a) issued patents and patent applications (whether provisional or non-provisional), including design patents, industrial design applications and registrations, divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and other governmental authority-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models) ("Patents"), (b) trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing ("Trademarks"), (c) copyrights and works of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing ("Copyrights"), (d) internet domain names and social media account or user names (including "handles"), whether or not Trademarks, all associated web addresses, URLs, websites and web pages, social media sites and pages, and all content and data thereon or relating thereto, whether or not Copyrights, (e) trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, and other confidential and proprietary information and all rights therein ("Trade Secrets"), (f) computer programs, operating systems, applications, firmware, and other code, including all source code, object code, screens, user interfaces, report formats, templates, menus, buttons and icons, application programming interfaces, data files, databases, protocols, specifications, and all files, data, materials, manuals, design notes and other items and other documentation related thereto or associated therewith ("Software"), (g) rights of publicity, and (h) all other intellectual or industrial property and proprietary rights

"Business Intellectual Property" means all Intellectual Property used or held for use by the Seller in the conduct of the Business.

"Seller Intellectual Property" means all Intellectual Property owned or purported to be owned by the Seller and which is used by the Seller in the conduct of the Business.

(b) Exhibit A contains a correct, current, and complete list of: (i) all applied-for or registered Seller Intellectual Property, specifying as to each, as applicable: the title, mark, or design; the record owner and inventor(s), if any; the jurisdiction by or in which it has been issued, registered, or filed; the patent, registration, or application serial number; the issue, registration, or filing date; and the current status, (ii) all unregistered Trademarks included in the Seller Intellectual Property, (iii) all proprietary Software of the Seller, and (iv) all other Business Intellectual Property used or held for use in the Business as currently conducted and as proposed to be conducted.

(c) None of the Seller Intellectual Property is subject to any outstanding order restricting the use or licensing thereof by the Seller. The Seller has not received any claim challenging the validity, use, ownership, enforceability, or effectiveness of any of the Business Intellectual Property and no such claim has been threatened. The Seller does not have any current or future obligation to pay any royalty, license fee, honoraria or other similar consideration to any Person or to obtain any approval or consent for use of any of the Seller Intellectual Property. Each item of Seller Intellectual Property will be owned by the Buyer immediately subsequent to the Closing except for any Seller Intellectual Property that forms part of the Excluded Assets.

(d) Except as disclosed in Exhibit A, the Seller has not entered into any agreements: (i) under which the Seller is a licensor or otherwise grants to any Person any right or interest relating to any Seller Intellectual Property, except for any Seller Intellectual Property that forms part of the Excluded Assets; (ii) under which the Seller is a licensee or otherwise granted any right or interest relating to the Intellectual Property of any Person; and (iii) which otherwise relate to the Seller's ownership or use of Intellectual Property, except for any Seller Intellectual Property that forms part of the Excluded Assets, none of the foregoing including off-the-shelf software agreements.

(e) The Seller exclusively owns all right, title and interest in and to all the Seller Intellectual Property, except for any Seller Intellectual Property that forms part of the Excluded Assets., free and clear of any Encumbrance, and has the right to use and exploit such Seller Intellectual Property without payment to any other Person. The Seller is not bound by, and none of the Seller Intellectual Property is subject to, any agreement that in any way limits or restricts the Seller's ability to use, exploit, assert or enforce the Seller Intellectual Property anywhere in the world. To the knowledge of the Seller, the Seller is using all Intellectual Property owned by third parties with the consent of or license from the rightful owner thereof. All such licenses are in full force and effect, are not subject to any Encumbrance.

(f) The Seller Intellectual Property is sufficient and complete to enable the Seller to carry on the Business in the manner currently operated. To the knowledge of the Seller, there are no issues affecting the Seller's ability to continue to develop, maintain, support and exploit the Business Intellectual Property that would have a material impact on the Business. The Seller Intellectual Property, except for any Seller Intellectual Property that forms part of the Excluded Assets., is fully transferable, alienable, licensable and otherwise distributable by the Seller without restriction and without payment to any Person or governmental authority. The Seller has not sold, transferred, assigned or otherwise disposed of any rights or interests in or to the Seller Intellectual Property, except for any Seller Intellectual Property that forms part of the Excluded Assets.

(g) Neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of, or require the consent of any other Person in respect of, the Seller's right to own or use any Seller Intellectual Property, or the Seller's right to use any Intellectual Property licensed to the Seller pursuant to such agreement.

(h) To the knowledge of the Seller, there is no claim that any Seller Intellectual Property, including the design, development, use, import, export, manufacture, licensing, sale or other disposition of the Seller Intellectual Property and the exploitation of the functionality of the Seller Intellectual Property, infringes, misappropriates or interferes with the intellectual property rights of any Person, or violate the rights of any Person (including rights to privacy or publicity) and the Seller is not aware of any circumstances which would give rise to such a claim. The Seller has not at any time (i) received any written notice from any Person claiming that the Business Intellectual Property (including any rights thereof), infringes misappropriates or interferes with the Intellectual Property (including any rights thereof) of any Person, violate the rights of any Person (including rights to privacy or publicity) or constitute unfair competition or trade practices under the applicable laws of any jurisdiction (nor does there exist any basis therefor) or (ii) received any offer for a license of intellectual property rights implying that the Business Intellectual Property infringes or misappropriates the intellectual property rights of a third party or violates the rights of any Person (including rights to privacy or publicity).

(i) To knowledge of the Seller, no Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any Seller Intellectual Property.

(j) All Seller Intellectual Property was created solely by past and present employees, independent contractors and consultants of the Seller that were bound by written agreements pursuant to which such Persons: (i) agreed and were bound to maintain and protect the confidential information of the Seller; (ii) acknowledge the Seller's exclusive ownership of all Intellectual Property invented, created or developed by such employee, independent contractor or consultant within the scope of their employment or engagement with the Seller (iii) grant to the Seller a valid and irrevocable assignment of any ownership interest such employee, independent contractor or consultant may have in or to such Intellectual Property; and (iv) validly and irrevocably waive, their moral rights therein in favour of the Seller and its successors and assigns. No such Person has expressly excluded works or inventions that are used in the Business from any such assignment. To the knowledge of the Seller, no such Person is in violation of any such assignment or confidential information agreement. However, Seller does not represent that he created or was in any way involved in the creation of the cryptographic platforms on which the Solana Validator, the SUI Validator, the Monad Validator, or the Arch Validators operate.

(k) The Business Intellectual Property materially performs in accordance with the specifications and user documentation provided to the Buyer and contains all current revisions.

5.10 Taxes.

(a) There are no Encumbrances for taxes upon the Purchased Assets and the Seller has paid or has made arrangements for the payment of all taxes which have accrued or are due on or before the Closing Date and which would result in an Encumbrance on the Purchased Assets. The Seller has made or prepared all income and other material tax returns required to be made or prepared by it, and filed all such tax returns required to be filed by it with the appropriate taxing authority, and such tax returns were complete and correct in all material respects. The Seller has paid all income and other material taxes relating to the Business which are due and payable by it. Seller is selling all or substantially all of the property that can be reasonably regarded as being necessary for Buyer to be capable of carrying on Seller's business, other than the portion of the Seller's business represented by the Excluded Assets. The Purchased Assets were not used in, or held by the Seller in respect of, a business carried on in Canada.

(b) The Seller is not registered for any Canadian Transfer Taxes.

5.11 Non-Residency Status. The Seller is a non-resident of Canada for the purposes of the Income Tax Act (Canada). The Purchased Assets are not "taxable Canada property" for purposes of the Income Tax Act (Canada).

5.12 Compliance with Laws. The Business has been operated and is currently operating in material compliance with all applicable laws and regulations as they currently are applied. The Seller has disclosed to the Buyer that the U.S Securities and Exchange Commission may take the position that the Solana token (SOL) is a security which may affect the Business.

5.13 No Broker or Finder. The Seller has not retained, employed or used any broker or finder in connection with the transaction provided for herein.

5.14 Licences. To the knowledge of the Seller, no governmental licences are necessary to operate the Business.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Seller hereby represents and warrants to the Buyer as follows:

6.1 Duly Incorporated. The Buyer is a corporation duly incorporated and organized in its jurisdiction of incorporation and is a validly subsisting corporation in good standing in its jurisdiction of incorporation with full corporate capacity, power and authority (a) to own the Purchased Assets, (b) to execute and deliver this Agreement, (c) to purchase the Purchased Assets from the Seller as herein contemplated, and (d) to otherwise observe, perform, satisfy and carry out its obligations hereunder.

6.2 Capitalization. The authorized share capital of the Buyer immediately prior to the date of this Agreement consists of an unlimited number of Common Shares, of which 146,942,090 Common Shares will be issued and outstanding immediately prior to the Closing.

6.3 Corporate Action. All necessary corporate action has been taken by the Buyer so as to validly create, authorize and issue the Common Shares comprising the Share Consideration as fully paid and non-assessable securities in the capital of the Buyer. Upon Closing, the Share Consideration will be validly issued and outstanding as fully paid and non-assessable Common Shares in the capital of the Buyer. All necessary steps and proceedings will have been taken to permit the Share Consideration to be duly and regularly issued and registered in the name of the Seller as fully paid and non-assessable.

6.4 Reporting Issuer. The Buyer is a "reporting issuer" under the securities laws of Alberta, British Columbia, Manitoba, Ontario and Saskatchewan and is in compliance in all material respects with all Applicable Securities Laws.

6.5 Listing of Common Shares. The issued and outstanding Common Shares are listed and posted for trading on the CSE, no order ceasing or suspending trading in any securities of the Buyer or prohibiting the issue, sale and delivery (as applicable) of the Common Shares compromising the Share Consideration or the trading of any of the Buyer's securities has been issued and is in effect as of the date of Closing and no proceedings for such purpose are pending or, to the Buyer's knowledge, threatened.

6.6 No Conflict with Constating Documents. The execution and performance of this Agreement by the Buyer and the execution and delivery of all other agreements, documents and instruments to be executed and delivered by the Buyer pursuant hereto or in connection with the completion of the transactions contemplated herein, will not conflict with or violate any provision of its constating documents and by-laws and have been duly authorized and approved by all necessary and appropriate action of the board of directors and of the stockholders of the Buyer and by any other necessary action on the part of the Buyer to comply with applicable law.

6.7 Binding Effect. This Agreement has been duly and validly executed and delivered by the Buyer and constitutes a valid and legally binding agreement of the Buyer enforceable against it in accordance with the terms hereof, subject to the qualification that enforceability may be limited by bankruptcy, insolvency or other laws affecting the enforceability of creditors' rights generally and that equitable remedies, including the remedies of specific enforcement and injunction, may only be granted in the discretion of a court of competent jurisdiction from which such remedies are sought.

6.8 Consents. No governmental or regulatory authorizations, consents, approvals or notices are required to be obtained or given or waiting period is required to expire in order that the purchase and sale of the Purchased Assets may be consummated by the Buyer.

6.9 Absence of Conflicting Agreements. Neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby will:

(a) conflict with or violate any provision of any law, ordinance or regulation or any decree, judgment or order of any court or administrative or other governmental body which is either applicable to, binding upon or enforceable against the Buyer; or

(b) result in any breach of or default under any contract, agreement, indenture, trust or other instrument which is either binding upon or enforceable against the Buyer.

6.10 No Brokers or Finders. Neither the Buyer nor any of its directors, officers, employees, stockholders or agents has retained, employed or used any broker or finder in connection with the transaction provided for herein.

6.11 Legal Proceedings. There are no actions pending or, to the knowledge of the Buyer, threatened against or by Buyer or any affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

ARTICLE 7

COVENANTS

7.1 Conduct of Business before Closing. From the date hereof until the Closing Date, except as otherwise provided in this Agreement or consented to in writing by the Buyer, the Seller shall:

(a) conduct the Business in the ordinary course of business consistent with past practice;

(b) use commercially reasonable efforts to maintain, preserve and protect the Purchased Assets and Business, including its income, goodwill and reputation;

(c) maintain the Purchased Assets owned, operated or used by the Seller in the same condition as they were on the date of this Agreement; and

(d) comply in all material respects with all applicable laws.

7.2 Trade Names and Dissolution. In connection with the Closing, the Seller shall discontinue further use of the name "Cogent", except: (a) where legally required to identify the Seller until its name has been changed to another name, and (b) in connection with Cogent Cogs. Except as qualified by this Section 7.2, the Buyer, or an affiliate of the Buyer, shall have the exclusive right after the Closing Date to use the trade name "Cogent".

7.3 Confidentiality. Neither the Seller nor any corporation controlled by or under common control with the Seller shall (a) use for any purpose, (b) disclose to any Person except the Buyer, or (c) keep or make copies of documents, tapes, discs or programs containing, any confidential information relating exclusively to the Business. For purposes hereof, "confidential information" shall mean and include, without limitation, the Purchased Assets described in subsection 1.1 above, and all other information concerning the processes, apparatus, equipment, products, purchasing, marketing and distribution methods used by the Seller exclusively in operating the Business which is not publicly known. The Seller is authorized to retain copies of documents needed for product liability and tax purposes and other records needed to assist the Buyer in using the Purchased Assets.

7.4 Employees. The Seller shall be responsible for all wages, bonuses, vacations, sick leave, vacation pay and severance pay and other remuneration benefits, earned or accrue and all other liabilities (collectively "Wages") related to all of its employees/contractors or former employees/contractors, and the Buyer shall not have any obligation whatsoever for Wages, or similar payment to the employees/contractors or former employees/contractors, prior to and after the Closing Date, whether or not paid or payable before or after Closing.

7.5 Access. The Seller shall provide the Buyer with all required information for Buyer to have unrestricted access to the accounts associated with each of its contracts, including, but not limited to the username and password to each such account associated with such contracts.

7.6 Consents and Waivers. The Seller shall, at its own expense, use all commercially reasonable efforts to obtain, prior to the Closing, all consents or waivers of third parties required to consummate the transactions contemplated by this Agreement.

7.7 Equitable Relief for Violations. The Seller agrees that the provisions and restrictions contained in this Article 7 are necessary to protect the legitimate continuing interests of the Buyer as a result of its acquisition of the Business, and that any violation or breach of these provisions will result in irreparable injury to the Buyer for which a remedy at law would be inadequate and that, in addition to any relief at law which may be available to the Buyer for such violation or breach, and regardless of any other provision contained in this Agreement, the Buyer shall be entitled to such injunctive and other equitable relief as a court may grant after considering the intent of this Agreement.

7.8 Public Announcements. Unless otherwise required by applicable law or stock exchange requirements (including Applicable Securities Laws), prior to Closing, the Buyer and the Seller shall not make, and shall use reasonable efforts to prohibit their other affiliates from making, any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the Buyer and the Seller (which consent shall not be unreasonably withheld or delayed by any party). Prior to Closing, the Buyer shall consult with the Seller prior to issuing any press releases or otherwise making public statements with respect to this Agreement or the transactions contemplated by this Agreement that may be required by Applicable Securities Laws or stock exchange rules, and shall provide the Seller with a reasonable period of time to review and comment on all such press releases or statements prior to the release thereof. To the extent that any such press release or public statement is required by applicable laws or by a governmental authority, the press release or public announcement shall be issued or made after consultation with the other party and after taking into account the other party's comments. If such advance consultation is not reasonably practicable or legally permitted, to the extent permitted by applicable law, the disclosing party shall provide the other party with a copy of any written disclosure made by such disclosing party as soon as practicable thereafter.

ARTICLE 8

INDEMNIFICATION

8.1 By the Seller. Subject to the other terms and conditions of this Article 8, the Seller hereby agrees to indemnify and defend the Buyer, and its directors, officers, employees and controlled and controlling persons (hereinafter the "Buyer's Affiliates"), and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all (i) liabilities; (ii) losses, damages, judgments, awards, settlements, costs and expenses; and (iii) all demands, claims, suits, actions, costs of investigation, causes of action, proceedings and assessments, whether or not ultimately determined to be valid (collectively, a "Loss") incurred or sustained by, or imposed upon, the Buyer's Affiliates based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement, the Transfer Documents, or in any certificate or instrument delivered by or on behalf of Buyer pursuant to this Agreement;

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement; or

(c) any third party claim based upon, resulting from or arising out of Seller's conduct of the Excluded Liabilities following the Closing

8.2 By the Buyer. Subject to the other terms and conditions of this Article 8, Buyer shall indemnify and defend each of the Seller and its affiliates and their respective Representatives (collectively, the "Seller Indemnitees") against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnitees based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement, the Transfer Documents, or in any certificate or instrument delivered by or on behalf of Buyer pursuant to this Agreement;

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement; or

(c) any third party claim based upon, resulting from or arising out of Buyer's conduct of the Purchased Assets following the Closing.

8.3 Indemnification Procedures. The obligations of either party to indemnify the other under this Article 8 shall be subject to the following terms and conditions:

(a) Notice and Defence. The party or parties to be indemnified (the "Indemnified Party") will give the party from which indemnification is sought (the "Indemnifying Party") prompt written notice of any claim, proceeding or other matter (as used in this Article 8, a "Claim"), and the Indemnifying Party will undertake the defence by representatives chosen by the Indemnifying Party. Failure to give prompt notice will only affect the Indemnifying Party's duty to the extent the Indemnifying Party is prejudiced. So long as the Indemnifying Party is defending the Claim actively and in good faith, the Indemnified Party shall not settle such Claim. The Indemnified Party shall make available all materials required by the Indemnifying Party or its representatives in defending such Claim, and the Indemnified Party shall give reasonable cooperation in such defence.

(b) Failure to Defend. If the Indemnifying Party fails to defend a Claim actively and in good faith in a reasonable time after receiving notice or if the Indemnifying Party requests the Indemnified Party to undertake a defence of the Claim, the Indemnified Party will (upon further notice) have the right to undertake the defence or settlement of the Claim or consent to the entry of a judgment with respect to the Claim, and the Indemnifying Party shall thereafter have no right to challenge the Indemnified Party's action under this paragraph.

8.4 Payment. The Indemnifying Party shall promptly pay the Indemnified Party any amount due under this Article 8, which payment may be accomplished in whole or in part, at the Indemnified Party's option, by the Indemnified Party setting off any amount owed to the Indemnifying Party by the Indemnified Party.

8.5 Limitations on Indemnification. Notwithstanding anything else in this Agreement to the contrary neither party shall have any liability (for indemnification or otherwise) until the total of all losses, damages, liabilities, costs and expenses resulting from Claims exceeds $5,000 and then the amount for any such Claims shall go back to dollar one. Notwithstanding the foregoing, the maximum aggregate amount of liability that one party shall have to the other party shall not exceed the Purchase Price.

ARTICLE 9

MISCELLANEOUS

9.1 Survival of Representations and Warranties. Subject to any limitation periods set out under applicable law:

(a) all representations and warranties made by any party in this Agreement or in any Transfer Document, agreement or instrument shall survive the Closing and continue for a period of two (2) years from the Closing Date. After such period, no party shall have further liability hereunder with respect to the relevant representations and warranties except with respect to claims properly made within such period; and

(b) all covenants and agreements made by any party in this Agreement or in any Transfer Document shall survive the Closing and continue without time limit.

9.2 Assignment: Parties in Interest.

(a) Assignment. None of the parties is permitted to assign its respective rights and obligations hereunder without the prior written consent of the other parties.

(b) Parties in Interest. This agreement shall be binding upon, inure to the benefit of, and be enforceable by the respective successors and permitted assigns of the parties hereto but all obligations shall be guaranteed by the parties hereto. Nothing contained herein shall be deemed to confer upon any other person any right or remedy under or by reason of this agreement.

9.3 Governing Law: Jurisdiction. This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to this Agreement irrevocably attorns and submits to the exclusive jurisdiction of the Courts of the City of Toronto with respect to any matter arising under or relating to this Agreement and waives any objections to the assertion or exercise of jurisdiction by such courts, including any objection based on forum non conveniens.

9.4 Amendment and Modification. This Agreement may be amended, modified or supplemented only by written agreement of the Buyer and the Seller.

9.5 Time of the Essence. Time is of the essence of each provision of this Agreement.

9.6 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

9.7 Entire Agreement. This instrument embodies the entire agreement between the parties hereto with respect to the transaction contemplated herein, superseding all prior agreements, understandings, negotiations and correspondence between them on the subject hereof including, for greater certainty, the term sheet entered into between the Buyer and the Seller, dated October 21, 2024, and there are no conditions to this Agreement which are not set forth herein.

9.8 Notices. All notices, consents, requests, reports, demands or other communications hereunder (collectively, "Notices") shall be in writing and may be given personally, by registered or certified mail or email transmission, if to the Buyer, addressed to it at:

Sol Strategies Inc.

217 Queen St W #401

Toronto, ON M5V 0R2

Attention: Leah Wald

E-mail:

with a copy to:

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400

Bay Adelaide Centre, Box 20
Toronto, ON M5H 2T6

Attention: Daniel Fuke

E-mail:

if to the Seller, addressed to:

Ben Hawkins

Email:

with a copy to:

Olson Partners Law

Attention: Ephraim Olson
E-mail:

or to such other address or to such other person as the addressee party shall have last designated by notice to the other party. Notices given by registered or certified mail shall be deemed to have been given three days after being deposited in the mails with postage prepaid. All other notices shall be deemed to have been given when received.

Each of Buyer and Seller agrees to promptly notify the other party of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

9.9 Counterparts. This Agreement may be executed in as many counterparts as may be deemed necessary and convenient, and by the different parties hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument.

9.10 Electronic Execution. To evidence the fact that it has executed this Agreement, a party may send a copy of its executed counterpart to the other party by facsimile transmission or via e-mail in PDF format. That party shall be deemed to have executed this Agreement on the date it sent such facsimile transmission or e-mail. In such event, such party shall forthwith deliver to the other party the counterpart of this Agreement executed by such party.

9.11 Expenses. Each party to this Agreement will pay all costs and expenses attributable to the performance of and compliance with all agreements and conditions contained in this Agreement to be performed or complied with by such party.

9.12 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

SOL STRATEGIES INC.

By:	(signed) "Leah Wald"
Name: Leah Wald
Title: Chief Executive Officer

BEN HAWKINS

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

SOL STRATEGIES INC.

By:
Name: Leah Wald
Title: Chief Executive Officer

(signed) "Ben Hawkins"
BEN HAWKINS

[Signature Page - Sol Strategies Inc. APA]